Exhibit 3.2

AMENDMENT TO THE BYLAWS

OF

LION BIOTECHNOLOGIES, INC.

Effective June 27, 2017, the Bylaws of Lion Biotechnologies, Inc. (the “Corporation”) are amended to reflect the change of name of the Corporation to “Iovance Biotherapeutics, Inc.”, and all references in the Bylaws to “Lion Biotechnologies, Inc.” are changed to mean and refer to “Iovance Biotherapeutics, Inc.”

Except for the change in the name of the Corporation as described above, the Bylaws shall remain in full force and effect.

Pursuant to Article X, the foregoing amendment was duly adopted by the Board of Directors of the Corporation.

Attest:

/s/ Franco Valle
Franco Valle, Assistant Secretary